

April 8, 2025

Stephanie Hogue
President
Mobile Infrastructure Corporation
30 W. 4th Street
Cincinnati, OH 45202

> **Re: Mobile Infrastructure Corporation**
> **Registration Statement on Form S-3**
> **Filed April 4, 2025**
> **File No. 333-286386**

Dear Stephanie Hogue:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Isabel Rivera at 202-551-3518 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Hirsh M. Ament